UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Results January–September 2012

BBVA generates operating income

of €9 billion in the first nine months

☐	Rising revenues: net interest income in the nine months to September rose 16% to €11.22 billion and gross income was up 13.6% to €17.1 billion

☐	Contained risks: at the end of September the BBVA Group’s NPA ratio stood at 4.8% after including Unnim. The coverage ratio improved to 69%

☐	Solid capital position: Oliver Wyman’s stress test showed that BBVA would have more than €11 billion in surplus capital under the most adverse scenario. At the end of September the core capital ratio exceeded 9% according to EBA criteria and 10.8% under current Basel regulation

BBVA Group’s net attributable profit in the first nine months of the year came to €1.66 billion (down 47.3%) after completing two-thirds of the provisions for the assets identified in the requirements of the financial reform related to real estate exposure in Spain. Operating income, key to face increasing provisions, reached €9 billion for the first nine months, up 16.1% over the same period last year.

BBVA president and COO Ángel Cano pointed to the solid nature of the quarterly figures. He said, “They reflect a comprehensive and balanced management of the four fundamental levers of banking: earnings, risks, capital adequacy and liquidity.”

New this time, BBVA third-quarter results include recently-acquired bank Unnim’s activities.

Net interest income came to €11.22 billion (up 16%) in the first nine months, supported by good performance in all regions where the Group operates.

During the same period, gross income rose 13.6% to €17.10 billion. Recurring gross income, which excludes net trading income and dividends, increased 14% to €15.56 billion. The increase in revenue was supported by a balanced diversification between emerging and developed economies. These contributed 57% and 43% of gross income, respectively. Furthermore income rose faster than cost and this enabled the bank to maintain its leadership in efficiency.

Operating income for the first nine months came to €9 billion, an increase of 16.1% compared to the same period a year earlier. The average operating income generated per quarter is 1.4 times the total loan-loss provisions for that period and it would be 2.4 times these provisions if the provisions related to the assets included in the perimeter of the two Spanish royal decrees were to be omitted.

BBVA’s plan to absorb the entire impact on the market of the Spanish financial reform during 2012 remains unchanged. The P&L impact of the provisions related to the real estate assets identified in the new Spanish regulation of February and May, amounted to €2.87 billion.

(*) RD impacts or RD perimeter provisions refer to the provisions related to the real estate assets identified in the new Spanish regulation in 2012 (Royal Decree on February and May, herein after RD or RDL)

Net attributable profit on the income statement for the first nine months of 2012 stood at €1.66 billion (down 47.3%). However, excluding the effect of provisions related to the assets identified by recent Spanish legislation and the positive impact of Unnim’s badwill, this figure would be €3.35 billion (down 3.8%).

Risk indicators appear contained. At the end of September the BBVA Group’s NPA ratio stood at 4.8% and the coverage ratio was 69% after including Unnim in the income statement.

Oliver Wyman’s stress test of Spanish banks confirmed BBVA’s strength. In the most adverse test scenario the Group would have more than €11 billion of capital in excess of the required minimum. Moreover at the end of September the core capital ratio was above 9%, based on the European Banking Authority (EBA) criteria and in line with its recommendation. Using current Basel criteria the ratio stood at 10.8%.

In the third quarter BBVA took advantage of the favorable conditions in wholesale markets with a series of debt issues for €6.7 billion on the euro balance sheet and other regions. These liquidity levels leave the bank in a comfortable position to boost its activities in the future.

A review of the individual business areas shows Spain has emerged stronger following the acquisition of Unnim and the progress made in restructuring the financial system. The area’s net interest income has been rising since the end of last year and in the third quarter it reached €1.27 billion (up 16.1% year-over-year). The total for the first nine months was up 8% to €3.57 billion.

Spain gained market share in lending (up 111 bps) and in deposits plus promissory notes (up 195 bps). The NPA ratio stands at 6.5% after the incorporation of Unnim and the coverage ratio improved to 59%. The area reported a net loss of €532 million. Without the impact of the financial reform this figure would be a net attributable profit of €848 million.

Eurasia’s contribution to the Group continues to climb. At the end of September gross income was up 22.2% to €1.62 billion: Turkey contributed 41%, Asia 31% and the rest of Europe 28%. Net attributable profit for the area rose 13% to €813 million.

BBVA’s Mexican franchise, the market leader in that country, saw a high income volume. Net interest income increased 8.5% in constant euros to €3.08 billion for the first nine months. Furthermore recurring gross income rose 8.3% to €4.22 billion (in constant euros). Risk indicators remain contained with the NPA ratio at 4.1% and the coverage ratio at 107%. The area’s net attributable profit for the year to September 30th was €1.3 billion (up 4%).

South America benefited from a vigorous financial activity throughout the region. Lending is up 20.4% and customer funds on the balance sheet are up 20.1%. The franchise boosted net interest income 25.6% in constant euros to €3.09 billion while gross income was up 22.7% to €4.28 billion. Moreover it improved efficiency and reported great risk indicators. The non-performing asset ratio is 2.2% and the coverage ratio 142%. Net attributable profit jumped 24.1% in constant euros to €1.01 billion.

United States saw improvement in its deposit base and traction in lending. Credit quality continued to improve: the non-performing asset ratio was 2.4% and the coverage ratio 94%. BBVA Compass is starting to outperform its competitors in various areas such as loan growth and capital position. Net attributable profit rose 29.3% in constant euros to €341 million.

For yet another quarter the Group’s wholesale activities have resisted the adverse environment, unlike their average competitors. Corporate & Investment Banking (CIB) increased gross income 6% in constant euros to €2.07 billion. For the first nine months this area generated net attributable profit of €819 million (down 0.4%).

Contact details:

Corporate Communications

Tel. (+34) 91 374 40 10

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: http://press.bbva.com/

BBVA Group Highlights

(Consolidated figures)

	30-09-12	Δ%	30-09-11	31-12-11
Balance sheet (million euros)
Total assets	645,447	10.4	584,438	597,688
Customer lending (gross)	377,383	7.0	352,633	361,310
Deposits from customers	288,709	2.4	282,050	282,173
Other customer funds	160,113	16.7	137,252	144,291
Total customer funds	448,823	7.0	419,302	426,464
Total equity	43,750	9.7	39,868	40,058
Income statement (million euros)
Net interest income	11,220	16.0	9,676	13,160
Gross income	17,103	13.6	15,052	20,566
Operating income	9,000	16.1	7,753	10,615
Income before tax	2,173	(47.6)	4,145	3,770
Net attributable profit	1,656	(47.3)	3,143	3,004
Net attributable profit adjusted(1)	3,345	(3.8)	3,478	4,505
Data per share and share performance ratios
Share price (euros)	6.11	(1.1)	6.18	6.68
Market capitalization (million euros)	32,901	10.3	29,817	32,753
Net attributable profit per share (euros)	0.32	(50.3)	0.64	0.62
Net attributable profit per share adjusted (euros)(1)	0.63	(11.4)	0.71	0.93
Book value per share (euros)	8.13	(5.6)	8.61	8.35
P/BV (Price/book value; times)	0.8		0.7	0.8
Significant Ratios (%)
ROE (Net attributable profit/Average equity)	5.3		11.3	8.0
ROE adjusted(1)	10.7		12.5	11.9
ROTE (Net attributable profit/Average tangible equity)	6.7		15.2	10.7
ROTE adjusted(1)	13.5		16.8	16.0
ROA (Net income/Average total assets)	0.46		0.83	0.61
ROA adjusted(1)	0.83		0.91	0.88
RORWA (Net income/Average risk-weighted assets)	0.85		1.46	1.08
RORWA adjusted(1)	1.53		1.60	1.55
Efficiency ratio	47.4		48.5	48.4
Risk premium	1.92		1.10	1.20
NPA ratio	4.8		4.1	4.0
NPA coverage ratio	69		60	61
Capital adequacy ratios (%)
Core capital	10.8		9.1	10.3
Tier I	10.8		9.8	10.3
BIS Ratio	13.3		12.6	12.9
Other information
Number of shares (millions)	5,382	11.6	4,825	4,903
Number of shareholders	1,007,410	2.7	981,348	987,277
Number of employees(2)	117,475	6.2	110,625	110,645
Number of branches(2)	8,072	8.6	7,436	7,457
Number of ATMs(2)	20,181	10.9	18,192	18,794

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein.

(1)	In 2011, during the fourth quarter, US goodwill impairment charge. In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in the third quarter of 2012, impact of Unnim badwill.
(2)	Excluding Garanti.

Consolidated income statement: quarterly evolution

(Million euros)

	2012			2011
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,880	3,744	3,597	3,485	3,286	3,215	3,175
Net fees and commissions	1,259	1,215	1,216	1,136	1,143	1,167	1,114
Net trading income	337	462	367	416	(25)	336	752
Dividend income	35	311	27	230	50	259	23
Income by the equity method	172	178	193	207	150	123	121
Other operating income and expenses	13	51	47	42	22	62	79
Gross income	5,697	5,960	5,447	5,515	4,627	5,162	5,263
Operating costs	(2,831)	(2,688)	(2,585)	(2,652)	(2,461)	(2,479)	(2,359)
Personnel expenses	(1,483)	(1,429)	(1,379)	(1,404)	(1,325)	(1,306)	(1,276)
General and administrative expenses	(1,086)	(1,021)	(974)	(1,021)	(920)	(964)	(887)
Depreciation and amortization	(262)	(238)	(232)	(227)	(216)	(208)	(196)
Operating income	2,866	3,272	2,862	2,863	2,166	2,683	2,904
Impairment on financial assets (net)	(2,038)	(2,182)	(1,085)	(1,337)	(904)	(962)	(1,023)
Provisions (net)	(197)	(99)	(131)	(182)	(94)	(83)	(150)
Other gains (losses)	(561)	(311)	(222)	(1,718)	(166)	(154)	(71)
Income before tax	69	680	1,423	(375)	1,002	1,484	1,659
Income tax	236	(21)	(250)	368	(95)	(189)	(369)
Net income	305	659	1,173	(7)	907	1,295	1,290
Non-controlling interests	(159)	(154)	(168)	(132)	(103)	(106)	(141)
Net attributable profit	146	505	1,005	(139)	804	1,189	1,150
Adjusted(1)	(825)	(742)	(122)	(1,166)	(173)	(82)	(80)
Net attributable profit (adjusted)(1)	971	1,247	1,127	1,026	978	1,271	1,229
Basic earnings per share (euros)	0.03	0.10	0.19	(0.03)	0.16	0.24	0.24
Basic earnings per share adjusted (euros)(1)	0.18	0.23	0.22	0.21	0.20	0.26	0.25

(1)	In 2011, during the fourth quarter, US goodwill impairment charge. In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in the third quarter of 2012, impact of Unnim badwill.

Consolidated income statement

(Million euros)

	January-Sep. 12	Δ%	Δ% at constant exchange rates	January-Sep. 11
Net interest income	11,220	16.0	12.3	9,676
Net fees and commissions	3,690	7.8	4.5	3,424
Net trading income	1,167	9.8	5.9	1,063
Dividend income	373	12.2	11.6	332
Income by the equity method	543	37.9	37.8	394
Other operating income and expenses	112	(31.6)	(14.1)	163
Gross income	17,103	13.6	10.5	15,052
Operating costs	(8,103)	11.0	7.9	(7,299)
Personnel expenses	(4,290)	9.8	6.8	(3,907)
General and administrative expenses	(3,081)	11.2	8.0	(2,771)
Depreciation and amortization	(732)	17.9	13.8	(620)
Operating income	9,000	16.1	13.0	7,753
Impairment on financial assets (net)	(5,305)	83.6	80.0	(2,890)
Provisions (net)	(427)	30.4	28.1	(328)
Other gains (losses)	(1,095)	180.0	179.9	(391)
Income before tax	2,173	(47.6)	(49.4)	4,145
Income tax	(36)	(94.5)	(94.8)	(652)
Net income	2,137	(38.8)	(40.8)	3,492
Non-controlling interests	(481)	37.6	25.4	(349)
Net attributable profit	1,656	(47.3)	(48.7)	3,143
Adjusted(1)	(1,688)	—	—	(335)
Net attributable profit (adjusted)(1)	3,345	(3.8)	(6.1)	3,478
Basic earnings per share (euros)	0.32			0.64
Basic earnings per share adjusted (euros)(1)	0.63			0.71

(1)	In 2011, during the fourth quarter. US goodwill impairment charge. In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in the third quarter of 2012, impact of Unnim badwill.

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is biased to high-growth markets and it relies on technology as a key sustainable competitive advantage. BBVA ranks among the leading Euro zone banks in terms of ROE and efficiency. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 2, 2012	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer